SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04030038

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

SUPPL

Brussels, May 10, 2004

RECEIVED
2004 MAY 13 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

dlw 5/17

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

Embargo : May 10, 2004 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS SIGNS AGREEMENT FOR MAJOR GEOGRAPHICAL EXPANSION IN MALE HORMONE TREATMENT WITH ANDROGEL®

Solvay Pharmaceuticals today announces the signing of agreements for important geographical expansions to its best selling product ANDROGEL® with the French pharmaceutical company Besins International. ANDROGEL® was Solvay Pharmaceuticals' solid performer in 2003 with sales in North America of USD 283 million.

Solvay Pharmaceuticals now acquires rights to additional territories including Central and Eastern Europe, the Middle East and South Africa. The agreement also covers the co-marketing of the product in Italy and Turkey.

Solvay is very pleased with this major geographical expansion. ANDROGEL® is a testosterone gel used to treat men with deficiency or absence of testosterone (called hypogonadism). Low testosterone levels are associated with low sex drive, reduced lean body mass, decreased bone mineral density, depressed mood and fatigue.

Coos de Graaf, Head of Global Marketing for Solvay Pharmaceuticals said, "This gives us the chance to continue a solid growth with ANDROGEL®, by globalizing our marketing efforts. There is real clinical need for an easy to apply treatment for this troublesome male condition, and the profile of ANDROGEL® is matching that need perfectly."

Solvay Pharmaceuticals is the pharmaceutical activities arm of Solvay. Apart from women's and men's health it is active in carefully selected indications within the fields of cardiology, gastroenterology and mental health. It employs more than 7500 people.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (6) 533 80 122
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français –
Dit persbericht is ook in het Nederlands beschikbaar